Exhibit 5.1
[JONES DAY LETTERHEAD]
December 10, 2010
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662
Re:	$250,000,000 Aggregate Principal Amount of 3% Notes due 2015 and $250,000,000 Aggregate Principal Amount of 4.5% Notes due 2021 of Eastman Chemical Company offered through Underwriters
Ladies and Gentlemen:
     We are acting as counsel for Eastman Chemical Company, a Delaware corporation (the “Company”), in connection with the issuance and sale of (i) $250,000,000 aggregate principal amount of 3% Notes due 2015 (the “2015 Notes”) and (ii) $250,000,000 aggregate principal amount of 4.5% Notes due 2021 of the Company (the “2021 Notes”; the 2015 Notes and the 2021 Notes are together referred to as the “Notes”), pursuant to the Underwriting Agreement, dated as of December 1, 2010 (the “Underwriting Agreement”), entered into by and among the Company and Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBS Securities Inc., acting as representatives of the several underwriters named therein (collectively, the “Underwriters”). The Notes will be issued pursuant to an indenture (the “Indenture”) dated as of January 10, 1994 between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York), as trustee (the “Trustee”).
     In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Notes, when they are executed by the Company and authenticated by the Trustee in accordance with the Indenture and issued and delivered to the Underwriters against payment therefor in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company.
     For purposes of the opinion expressed herein, we have assumed that the Trustee has authorized, executed and delivered the Indenture and the Indenture is the valid, binding and enforceable obligation of the Trustee.

Eastman Chemical Company
December 10, 2010

     The opinion expressed herein is limited by bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.
     The opinion expressed herein is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, including applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of any other law of the State of Delaware or the laws of any other jurisdiction.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3 (Registration No. 333-159259) (the “Registration Statement”), filed by the Company to effect the registration of the Notes under the Securities Act of 1933 (the “Act”) and to the reference to Jones Day under the caption “Legal matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,
/s/ Jones Day